EXHIBIT (j)(1)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment to Registration Statement No. 002-69565 on Form N-1A of our reports dated November 22, 2023, relating to the financial statements and financial highlights of Calvert Floating-Rate Advantage Fund, Calvert Global Equity Fund, and Calvert Global Small-Cap Equity Fund, each a series of Calvert Management Series (the “Trust”), appearing in the Annual Report on Form N-CSR of the Trust for the year or period ended September 30, 2023, and to the references to us under the headings “Financial Highlights” in the Prospectuses and “Independent Registered Public Accounting Firm” in the Statements of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

January 24, 2024